## Contact

www.linkedin.com/in/sean-cullinan-aa58784 (LinkedIn)
www.skctechnologies.com (Company)
performancesporting.com (Company)

## Top Skills

Angular

Business Strategy

Business Development

## Patents

Automatic selection of encoding parameters for transmission of media objects

# Sean Cullinan

CTO of PromoTix | CTO of US Viking

Christiansted, St Croix, US Virgin Islands

## Summary

I enjoy developing revolutionary software that makes people more efficient and therefore happier in their jobs!

After over 15 years of writing software for broadcast newsrooms I've become effective in several areas of the development process. Team management, software development, and understanding the technological underpinnings of what make it all work are all strengths that I've developed on this journey so far.  My experience in the world of broadcast media has helped me create useful products and services to ease production of television/radio and now web content.

Specialties: Collaborating with and managing teams of developers. High level of proficiency in .net and other Microsoft related development technologies.  Recently I have moved into HTML 5/ JavaScript development and have gained a high level of proficiency in building Single Page Application solutions using this technology. I've also become an expert in developing MSI installer packages.  In-depth understanding of the media content production process for the broadcast and web worlds.

I've recently gotten involved with starting up software solution firms, developing, "productizing" and even marketing Football Gradebook by Performance Sporting.  Coaches can procure the software from our website and get started grading their players right away.  It has been awesome to build a multi-tenant cloud based solution that follows the eCommerce sales model from the ground up and I look forward to doing more end to end solutions like these in the future!

---

## Experience

**US Viking LLC**
Chief Technology Officer
April 2022 - Present (3 years 1 month)
St Croix, US Virgin Islands

Back at it working on the ENPS and AP Storytelling products alongside the AP Workflow Solutions team!

## PromoTix
### Chief Technology Officer
November 2020 - Present (4 years 6 months)
Christiansted, St Croix, US Virgin Islands

I'm bringing 20 years of software development expertise and experience to building out the world's first and best fee free ticketing platform!

## SKC Technologies, Inc.
### President
January 2003 - Present (22 years 4 months)
Christiansted, VI

SKC Technologies, Inc. develops premium software products and solutions. Based in St. Croix, US Virgin Islands, SKC Technologies has decades of experience in the software development and media spaces.

## Performance Sporting
### Chief Technology Officer
September 2018 - Present (6 years 8 months)
Christiansted, VI

Developed Football Gradebook for this startup which I founded with a partner. Football Gradebook is derived from a system that was built for Auburn University's football program that was used in the 2000's to grade players and improve their performance. The latest iteration is a multi-tenant, cloud based solution that can be procured by football programs of all levels who are interested in getting more value out of their player grading process. Football Gradebook is the first of what we hope will be many innovative solutions in the sports and athletics space!

## Judith's Fancy Owners Association
### Board Member
May 2017 - Present (8 years)
St. Croix, US Virgin Islands

Member of the Judith's Fancy Owners Association Board of Directors. I am the chair of the Security Committee responsible for overseeing our security gate in the community. In this role I have had to develop skills in diffusing often tense situations after incidents occur and have learned a lot about the security business. I have implemented a new RFID based guard gate system after Hurricane Maria destroyed the old one enabling our community better control and monitoring of entry and exit to the community.

## ARRL Virgin Islands Section
Public Information Coordinator
March 2018 - Present (7 years 2 months)
Christiansted, VI

I have been appointed to this volunteer position based on the experience I have in communications and media.  A list of responsibilities can be found at the ARRL website:  http://www.arrl.org/public-information-coordinator

This position provides me with a great opportunity to help my community while enhancing my media and public relations skills.  I am honored to be able to serve!

## Broadband VI
Consultant
February 2018 - June 2018 (5 months)
St. Croix, US Virgin Islands

At Broadband VI I have developed reporting and anlysis tools that leverage Cambium's cNMaestro API to provide the network operations team with the information they need to improve deployments.  Attended WISPA America 2018 in Birmingham Alabama to gain an understanding of the Wireless Internet Service Provider (WISP) industry.

## US Viking LLC
14 years 6 months

Consultant
August 2017 - March 2018 (8 months)
St. Croix, US Virgin Islands

My consultancy at US Viking LLC follows my 17 years in the ENPS business as I provide transition and continuity capabilities to a firm that I invested my heart and soul into.  It is great to be able to support the new employees who I'm sure will see this business into the future!

Chief Technology Officer
October 2003 - August 2017 (13 years 11 months)

At US Viking I played a central role in transitioning a legacy, VB based TV Newsroom platform called ENPS to a platform that supports multiple clients, integrations, and even an Open API.  The ENPS platform powers TV newsrooms all over the world, if you watch TV news there's a good chance you are watching something produced on this product that I helped build over a 17 year period at AP and USV. I am proud to have been part of the team that ultimately was recognized with an Emmy award for our contributions to the field via our work on the open MOS Protocol! This job is where I developed my software skills as well as my management skills. As a small team located in the less than technologically friendly US Virgin Islands, we had to come up with creative ways to staff our intense software projects, turning to contractors far and wide. The management challenge this posed taught me many valuable skills. Because the team was smaller I was also quite involved in the actual code and development of the solution, from architecture through Dev Ops, enabling us to scale out by building a platform that other developers could leverage rather than a simple software solution.

## Capax Global
### Consultant
2012 - 2012 (less than a year)
Remote

Worked on automating the deployment of multiple Outlook Add-In's and it's prerequisites to 50,000 Windows workstations at a major pharmaceutical company. Built a custom bootstrapper that detected the version and "bitness" of Windows, and Outlook installed then automatically deployed the proper software to the workstation as necessary.

## Associated Press
### Software Engineer
June 2000 - December 2003 (3 years 7 months)

This position combined my interest in Television News Production and Computer Science. I started out as an upper tier technical support specialist for the ENPS product line. I then carved out a niche as the primary developer for the SNAPfeed product along with several other ENPS add-ons.

## Perdue Farms
### Systems Analyst
1998 - 2000 (2 years)

Worked with and supported the team that was implementing SAP and Manugistics at Perdue. Worked in AIX and as an Oracle DBA. I also developed a flock grading system that was used to increase the quality of Perdue chicken.

## WMDT-TV

Director

April 1997 - February 1999 (1 year 11 months)

Directed and &quot;TD'd&quot; the 6 and 11pm newscasts.  Managed a crew of 6 in the technical production of the newscasts.  I also was in charge of Video, Deko (Chyron), Audio, Teleprompter, Camera, and Floor Direction duties from time to time.

───────

# Education

## Salisbury University
Communications, TV Productions · (1995 - 1999)

## Eleanor Roosevelt High School
Diploma  · (1992 - 1995)